UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 19, 2008

BOLSA DE COMERCIO

DE BUENOS AIRES

Re: Empresa Distribuidora y
       Comercializadora Norte S. A. (EDENOR)
      (Distribution and Marketing Company of       the North S.A.). Adoption of an       Addendum to a Contract with
      a Related Party.

To Whom It May Concern:

I have the pleasure of addressing you in compliance with the governing provisions of the current regulation to submit the relevant excerpts of the following minutes:

a)          Minute No. 40 of the Audit Committee of Edenor, dated December 10, 2008, where the Audit Committee considered and recommended that the Board of Directors approve the request for review submitted by the Chairman of the Board regarding the Second Addendum to the Contract Granting a Permit for the Use of the Electricity Distribution Network with Comunicaciones y Consumos S.A. (CYCSA), which provides for the modification of Article XI of the Contract – Term of the Contract. CYCSA is an Argentine company wholly owned by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani and a Related Party to Edenor. The contract with CYCSA, grants CYCSA the exclusive right to provide telecommunication services to Edenor’s customers through the use of Edenor’s network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as Edenor. The Addendum extends the term of the contract from 10 years to 20 years from the date of execution, March 14, 2007.

b)     Minute No. 300 of the Board of Edenor, dated as of December 18, 2008, where the Board approved the signing of the Addendum.

Sincerely,

María Belén Gabutti

Attorney-in-fact

Buenos Aires, December 19, 2008

Mr. President

Comisión Nacional de Valores

D. Eduardo Hecker

Re: Empresa Distribuidora y
       Comercializadora Norte S. A. (EDENOR)
      (Distribution and Marketing Company of       the North S.A.). Adoption of an       Addendum to a Contract with
      a Related Party.

To Whom It May Concern:

I have the pleasure of addressing you in compliance with the governing provisions of the current regulation to submit the relevant excerpts of the following minutes:

a)          Minute No. 40 of the Audit Committee of Edenor, dated December 10, 2008, where the Audit Committee considered and recommended that the Board of Directors approve the request for review submitted by the Chairman of the Board regarding the Second Addendum to the Contract Granting a Permit for the Use of the Electricity Distribution Network with Comunicaciones y Consumos S.A. (CYCSA), which provides for the modification of Article XI of the Contract – Term of the Contract. CYCSA is an Argentine company wholly owned by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani and a Related Party to Edenor. The contract with CYCSA, grants CYCSA the exclusive right to provide telecommunication services to Edenor’s customers through the use of Edenor’s network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as Edenor. The Addendum extends the term of the contract from 10 years to 20 years from the date of execution, March 14, 2007.

b)      Minute No. 300 of the Board of Edenor, dated as of December 18, 2008, where the Board approved the signing of the Addendum.

Sincerely,

María Belén Gabutti

Attorney-in-fact

EXCERPT OF THE MINUTE NO. 40 OF THE AUDITING COMMITTEE

MINUTE No. 40. In the City of Buenos Aires, on December 10, 2008, the independent Directors Dr. Ignacio Chojo Ortiz, Mr. Maximiliano A. Fernández, and Mr. Eduardo L. Llanos, met at the 16th floor of the corporate addressed of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) located at Azopardo 1025, City of Buenos Aires, and signed these minutes. At 11:30 AM, having established legal and regulatory quorum, the Independent Regular Director Dr. Ignacio Chojo Ortiz opened the meeting to consider the only matter included in the Agenda: CONSIDERATION OF THE SECOND ADDENDUM TO THE CONTRACT GRANTING A PERMIT FOR THE USE OF THE ELECTRICITY DISTRIBUTION NETWORK (EDENOR – CYCSA). Dr. Jaime Barba, Head of Legal Matters of the Company, in accordance with the request for review submitted by the Chairman of the Board, Alejandro Macfarlane, dated December 5, 2008, put to the consideration of the Audit Committee the second Addendum, dated November 2008, to the Contract Granting a Permit for the Use of the Electricity Distribution Network entered into with Comunicaciones y Consumos S.A. (CYCSA) on March 14, 2007 (hereinafter the “Contract”), which provides for the modification of Article XI of the Contract – Term of the Contract. Mr. Barba explained the need to extend the term of the Contract. Because the contract governs a Related Party Transaction, the Addendum was submitted to the Audit Committee for its approval. The Adviser of the Audit Committee, Mr. Héctor Caram, a member of San Martin, Suarez y Asociados, stated that he had analyzed the documentation related to the Addendum and recommended that the Audit Committee approve the Addendum. The members of the Audit Committee discussed the content of the Addendum and concluded that the 10-year extension of the term of the contract provided for in the Addendum is reasonable in relation to the magnitude of the investments that the project requires, that the extension of the term provided for in the Addendum made the development of the project feasible and did not constitute a modification of the essence or key terms of the original contract. Based on these considerations, the Audit Committee unanimously recommended that the Board approve the Addendum to the Contract with CYCSA. Not having any other matter to address, the meeting ended at 13:25. Signing these minutes: Ignacio Chojo Ortiz, Maximiliano A. Fernández and Eduardo L. Llanos.

Maria Belén Gabutti
Attorney-in-fact

EXCERPT OF BOARD MINUTE NO. 300

MINUTE No. 300: In the City of Buenos Aires, on December 18, 2008, at 3:00 PM, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (Edenor S.A.) (the “Company”) whose signature appears at the end of these minutes met at Azopardo 1025, 16th floor. The meeting was presided over by Mr. Alejandro Macfarlane who, after verifying the existence of quorum, opened the meeting and stated, in accordance with the notice of the meeting, that the only matter on the Agenda for the meeting is: 1) CONSIDERATION OF THE SECOND ADDENDUM TO THE CONTRACT GRANTING A PERMIT FOR THE USE OF THE ELECTRICITY DISTRIBUTION NETWORK ENTERED INTO WITH CYCSA. Mr. President stated that the Second Addendum to the Contract Granting a Permit for the Use of the Electricity Distribution Network entered into with CYCSA (hereinafter the “Contract”), which provides for the modification of Article XI of the Contract – Term of the Contract, was signed in November 2008. Because the contract governs the terms of a Related Party Transaction, the Addendum was submitted to the Audit Committee for its approval. At the December 10, 2008 meeting of the Audit Committee, the Audit Committee recommended that the Board of Directors approve the addendum, finding that the addendum made the development of the project feasible by extending the term of the contract from ten to twenty years and that the addendum is reasonable in relation to the magnitude of the investments that the project requires and that the addendum did not involve a modification of the essence or key terms of the original contract. Copies of the minutes of the Audit Committee meeting were distributed. After considering the opinion of the Audit Committee, Mr. President proposed that the members of the Board approve the Second Addendum to the contract entered into with CYCSA. The signing of the Addendum was approved by the vote of Directors Alejandro Macfarlane, Marcelo Mindlin, Damian Mindlin, Gustavo Mariani, Rogelio Pagano, Eduardo Llanos, Edgardo Volosín, Rafael Mancuso, Ignacio Chojo Ortiz, Maximiliano Fernández, Daniel Abelovich and Marcelo J. Ruiz. The Board resolved to make available for the Shareholders with the Company Secretary a copy of the Minutes with the opinion of the Audit Committee. Not having any other matter to consider, the meeting ended at 5:00 PM. Signing these minutes: Alejandro Macfarlane, Marcelo Mindlin, Damian Mindlin, Gustavo Mariani, Rogelio Pagano, Eduardo Llanos, Edgardo Volosín, Rafael Mancuso, Ignacio Chojo Ortiz, Maximiliano Fernández, Daniel Abelovich and Marcelo J. Ruiz.

Maria Belén Gabutti
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: December 22, 2008